

December 3, 2007

Mr. Paul F. Boling
Chief Financial Officer
Carrizo Oil & Gas, Inc.
1000 Louisiana, Suite 1500
Houston, TX 77002

> **Re:** **Carrizo Oil & Gas, Inc.**
> Form 10-K for the Fiscal Year Ended December 31, 2006
> Filed April 2, 2007
> File No. 0-22915

Dear Mr. Boling,

The staff has reviewed the above-referenced documents and the supplemental responses submitted in response to the staff's comment letters dated September 18, 2007 and we have no further comments on them.

Direct any questions regarding this to James Murphy at (202) 551-3703.

Sincerely,

Karl Hiller
Branch Chief